================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                          K&F Industries Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   482241 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Michael M. Pastore, Esq., GE Asset Management Incorporated,
--------------------------------------------------------------------------------
                 3001 Summer Street, Stamford, Connecticut 06905
                                 (203) 326-2300

                                    Copy to:

                   Joseph A. Smith, Esq., Dewey Ballantine LLP
              1301 Avenue of the Americas, New York, New York 10019
                                 (212) 259-8000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 9, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
================================================================================

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 2 OF 18 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Pension Trust
             I.R.S. #14-6015763
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
             N/A                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      1,982,202*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        1,982,202
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,982,202*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
             N/A                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.0%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             EP
================================================================================
* 20,904,097 shares if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

** 52.9% if aggregated with the shares with respect to which the Aurora
   Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 3 OF 18 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             GE Asset Management Incorporated
             I.R.S. #06-1238874
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      2,395,167*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        2,395,167
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,395,167*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.1%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IA, CO
================================================================================
* 20,904,097 shares if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

** 52.9% if aggregated with the shares with respect to which the Aurora
   Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 4 OF 18 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Company
             I.R.S. #14-0689340
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             N/A
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
             N/A                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      Disclaimed (see 11 below)
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        Disclaimed (see 11 below)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial ownership of all shares disclaimed by General Electric
             Company.
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                  [X]  Disclaimed (see 11 above)
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             N/A (see 11 above).
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
================================================================================

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 5 OF 18 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Employers Reinsurance Corporation
             I.R.S. #08-0921045
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
             N/A                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Missouri
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      165,245*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        165,245
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             165,245*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
================================================================================
* 20,904,097 shares if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

** 52.9% if aggregated with the shares with respect to which the Aurora
   Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 6 OF 18 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Insurance Plan Trust
             I.R.S. #51-0169382
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
             N/A                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      247,720*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        247,720*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             247,720
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.6%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             EP
================================================================================
* 20,904,097 shares if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

** 52.9% if aggregated with the shares with respect to which the Aurora
   Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 7 OF 18 PAGES
=====================                                         ==================


         Reference is made to the Statement on Schedule 13D filed on August 8, 2005 (the "Schedule 13D") on behalf of General Electric Pension Trust, a New York common law trust ("GEPT"), General Electric Company, a New York corporation ("GE"), Employers Reinsurance Corporation ("ERC"), a Missouri corporation and wholly-owned indirect subsidiary of GE, General Electric Insurance Plan Trust ("GEIPT"), a New York common law trust and GE Asset Management Incorporated, a Delaware corporation ("GEAM") that is a wholly-owned subsidiary of GE and is the investment manager of GEPT, ERC and GEIPT. This Amendment No. 1 to Schedule 13D (this "Amendment No. 1" and, together with the Schedule 13D, the "Statement") is filed on behalf of the Reporting Persons. All capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D. All Items set forth in the Schedule 13D are hereby incorporated by reference unless otherwise noted.


ITEM 4.  PURPOSE OF TRANSACTION
------
         Item 4 of Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

         "GEPT, ERC and GEIPT acquired the Common Stock as an investment, in the regular course of business. GEAM, in its capacity as investment manager for GEPT, ERC and GEIPT, intends to review on a continuing basis GEPT's, ERC's and GEIPT's investment in the Issuer and may decide to increase or decrease such investments in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to GEPT, ERC or GEIPT, general stock market and economic conditions, tax considerations and other factors.

         "In the Issuer's prospectus filing with the Securities and Exchange Commission on August 9, 2005 pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Securities Act"), the Issuer reported an over-allotment option of 2,700,000 shares granted to the underwriters in the initial public offering and a possible special stock dividend to be paid to pre-IPO stockholders if, and to the extent that, such over-allotment option was not exercised. On September 6, 2005, the underwriters exercised their overallotment in part, and on September 9, 2005, the remaining shares were issued to the pre-IPO stockholders, including the Reporting Persons, in a special stock dividend, requiring the filing of this Amendment. Specifically, GEPT, ERC and GEIPT received 188,963, 15,753 and 23,615 shares, respectively.

         "Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of the Form of Schedule 13D (although they reserve the right to develop such plans)."


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
------
Items 5(a), (b) of Schedule 13D are hereby deleted in their entirety and the following is inserted in lieu thereof:

"ITEMS 5(A), (B).
----------------
         "Pursuant to the Securityholders Agreement (as defined below), certain holders of shares of Common Stock have granted an irrevocable proxy to each of the Aurora Partnerships (as such term is defined in the Schedule 13-D Amendment No. 1 of the Issuer filed with the Commission by Aurora Equity Partners II L.P. et

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 8 OF 18 PAGES
=====================                                         ==================


al on September 21, 2005 (the "Aurora 13D/A")), subject to certain exceptions. Other holders (including GEPT, ERC and GEIPT) have agreed to vote their shares of Common Stock in the same manner as such Aurora Partnerships vote their shares, subject to certain exceptions. As a result of the Securityholders Agreement, GEPT, ERC and GEIPT may be deemed to be part of a group with the Aurora Partnerships and Crowell (defined below), Parsky (defined below), Mapes (defined below), Mr. Frederick J. Elsea, III, and Mr. Richard K. Roeder. In addition, as GEAM may be deemed to be the beneficial owner of the shares of Common Stock owned of record by GEPT, ERC and GEIPT as described in Items 2(a),
(b), (c), as a result of the Securityholders Agreement, GEAM may also be deemed to be part of a group with the Aurora Partnerships and Crowell, Parsky, Mapes, Mr. Frederick J. Elsea, III, and Mr. Richard K. Roeder. According to the Aurora 13D/A, as of September 9, 2005, 9,468,264 outstanding shares of Common Stock (the "Aurora Outstanding Voting Shares") are subject to the Securityholders Agreement. In addition, according to the Aurora 13D/A, certain holders of options have granted similar rights to such Aurora Partnerships with respect to the shares covered by their options. As stated in the Aurora 13D/A, as of September 9, 2005, options to purchase 28,734 shares of Common Stock (the "Aurora Option Voting Shares," and, together with the Aurora Outstanding Voting Shares, the "Aurora Voting Shares") were exercisable within 60 days and thus beneficially owned by the Aurora Partnerships.

         "The number of shares of Common Stock as to which the Aurora Partnerships have sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition is detailed in the Aurora 13D/A. According to the Aurora 13D/A:

                  "`(1) Aurora Equity Partners II L.P. ("AEPII"), may be deemed to beneficially own 12,757,348 shares of Common Stock. Of this amount, 3,260,350 shares are owned of record by AEPII and AEPII has sole voting and dispositive power over such shares. The remaining 9,496,998 shares consist of Aurora Voting Shares, as to which AEPII has shared voting power. The 12,757,348 shares of Common Stock represent approximately 32.2% of the total outstanding shares of Common Stock. Aurora Capital Partners II ("ACPII") and Aurora Advisors II LLC ("AAII") may be deemed to beneficially own the same securities. AEPII is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPII is ACPII whose general partner is AAII.

                  "`(2) Aurora Overseas Equity Partners II, L.P. ("AOEPII"), may be deemed to beneficially own 9,540,367 shares of Common Stock. Of this amount, 43,369 are owned of record by AOEPII and AOEPII has sole voting and dispositive power over such shares. The remaining 9,496,998 shares consist of Aurora Voting Shares, as to which AOEPII has shared voting power. The 9,540,367 shares of Common Stock represent approximately 24.1% of the total outstanding shares of Common Stock. Aurora Overseas Capital Partners II ("AOCPII") and Aurora Overseas Advisors II, LDC ("AOAII") may be deemed to beneficially own the same securities. AOEPII is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOEPII is AOCPII whose general partner is AOAII.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 9 OF 18 PAGES
=====================                                         ==================

                  "`(3) Aurora Equity Partners III L.P. ("AEPIII"), may be deemed to beneficially own 17,518,278 shares of Common Stock. Of this amount, 8,021,280 shares are owned of record by AEPIII and AEPIII has sole voting and dispositive power over such shares. The remaining 9,496,998 shares consist of Aurora Voting Shares, as to which AEPIII has shared voting power. The 17,518,278 shares of Common Stock represent approximately 44.3% of the total outstanding shares of Common Stock. Aurora Capital Partners III ("ACPIII") and Aurora Advisors III LLC ("AAIII") may be deemed to beneficially own the same securities, provided that AAIII also has sole dispositive power, in its capacity as general partner of K&F Equity Partners ("KFE"), over 265,362 shares, all of which are Aurora Voting Shares. AEPIII is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPIII is ACPIII, whose general partner is AAIII.

                  "`(4) Aurora Overseas Equity Partners III, L.P. ("AOEPIII") may be deemed to beneficially own 9,602,702 shares of Common Stock. Of this amount, 105,704 are owned of record by AOEPIII and AOEPIII has sole voting and dispositive power over such shares. The remaining 9,496,998 shares consist of Aurora Voting Shares, as to which AOEPIII has shared voting power. The 9,602,702 shares of Common Stock represent approximately 24.3% of the total outstanding shares of Common Stock. Aurora Overseas Capital Partners III, L.P. ("AOCPIII") and Aurora Overseas Advisors III, LDC ("AOAIII") may be deemed to beneficially own the same securities. AOEPIII is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOEPIII is AOCPIII, whose general partner is AOAIII.

                  "`(5) Each of Crowell (defined below), Parsky (defined below) and Mapes (defined below) may be deemed to beneficially own 20,927,701 shares of Common Stock. Of this amount, 11,430,703 shares are owned of record by the Aurora Partnerships and 265,362 shares are owned of record by KFE. Crowell, Parsky and Mapes have shared voting and dispositive power over such shares. Also included in the 20,927,701 shares are 9,496,998 Aurora Voting Shares (inclusive of the 265,362 KFE shares), as to which Crowell, Parsky and Mapes have shared voting power. The 20,927,701 shares of Common Stock represent approximately 52.9% of the total outstanding shares of Common Stock.

                  "`(6) Richard R. Crowell ("Crowell") has sole dispositive power over 87,621 shares of Common Stock. Of such shares, 69,391 shares are held in family trusts and 18,230 shares are held in an investment retirement account for Crowell. All of these shares constitute Aurora Voting Shares. Crowell is a United States citizen whose primary occupation is as a managing director of the investment firm Aurora Capital Group ("ACG ") located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Crowell, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

                  "`(7) Gerald L. Parsky ("Parsky") has sole dispositive power over 87,621 shares of Common Stock. Of such shares, 42,340 shares are held by Century City 1800 Partnership L.P., a

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 10 OF 18 PAGES
=====================                                        ===================

         limited partnership controlled by Parsky, 25,434 shares are held in an investment retirement account for Parsky and 19,847 shares are held in a family trust. All of these shares constitute Aurora Voting Shares. Parsky is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Parsky, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

                           "`(8) John T. Mapes ("Mapes") has sole dispositive power over 9,262 shares of Common Stock held in an investment retirement account for Mapes. All of these shares constitute Aurora Voting Shares. Mapes is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Mapes, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

                           "`(9) Mr. Frederick J. Elsea, III, Chief Financial Officer of AAI, may be deemed to beneficially own 3,234 shares of Common Stock, all of which are owned of record by KFE. Mr. Elsea has shared voting and dispositive power with respect to such shares of Common Stock. All of these shares constitute Aurora Voting Shares, and represent less than 0.1% of the total outstanding shares of Common Stock.

                           "`Mr. Richard K. Roeder, Assistant Secretary of AAI, may be deemed to beneficially own 67,084 shares of Common Stock. Of such shares, 10,805 shares are held by AEPII, 23,201 shares are held by AEPIII and 33,078 shares are owned of record by Mr. Roeder. Mr. Roeder has no sole or shared voting or dispositive power with respect to the shares of Common Stock held by AEPII and AEPIII but has sole dispositive power and shared voting power with respect to the 33,078 shares owned of record by Mr. Roeder. All of these shares constitute Aurora Voting Shares, and represent less than 0.2% of the total outstanding shares of Common Stock.'

         "Of the 20,927,701 (52.9%) shares of Common Stock with respect to which the Aurora Partnerships share voting power, 1,982,202 (5.0%) shares are owned of record by GEPT, 165,245 (0.4%) shares are owned of record by ERC and 247,720 (0.6%) shares are owned of record by GEIPT. GEAM acts as investment manager of GEPT, ERC and GEIPT and may be deemed to be the beneficial owner of all such shares owned of record by GEPT, ERC and GEIPT. GEPT, ERC, GEIPT, GEAM and the Aurora Partnerships, Crowell, Parsky and Mapes share voting power over such shares owned of record by GEPT, ERC and GEIPT. GEPT, ERC and GEIPT disclaim beneficial ownership of the remaining 18,532,534 (46.8%) shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes share voting power. GEPT expressly disclaims beneficial ownership of the 165,245 (0.4%) shares owned of record by ERC and the 247,720 (0.6%) shares owned of record by GEIPT. ERC expressly disclaims beneficial ownership of the 1,982,202 (5.0%) shares owned of record by GEPT and the 247,720 (0.6%) shares owned of record by GEIPT. GEIPT expressly disclaims ownership of the 1,982,202 (5.0%) shares owned of record by GEPT and the 165,245 (0.4%) shares owned of record by ERC.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 11 OF 18 PAGES
=====================                                        ===================


         "GE expressly disclaims beneficial ownership of any Common Stock and expressly disclaims that it is a member of a "group" as such term is used in
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder."


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
------
Exhibits 1-4 to the Schedule 13D are hereby incorporated by reference.

Schedules I-IV to the Schedule 13D are hereby incorporated by reference.

Each of Schedules V and VI to the Schedule 13D is hereby amended and restated in its entirety as set forth in the revised version thereof attached hereto.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 12 OF 18 PAGES
=====================                                        ===================


SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   October 5, 2005

                                      GENERAL ELECTRIC PENSION TRUST

                                      By: GE Asset Management Incorporated, its
                                          Investment Manager

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President



                                      GE ASSET MANAGEMENT INCORPORATED

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President



                                      GENERAL ELECTRIC COMPANY

                                      By: /s/ John H. Myers
                                          --------------------------------------
                                          Name:   John H. Myers
                                          Title:  Vice President



                                      EMPLOYERS REINSURANCE CORPORATION

                                      By: /s/ Thomas M. Powers
                                          --------------------------------------
                                          Name:   Thomas M. Powers
                                          Title:  Chief Investment Officer

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 13 OF 18 PAGES
=====================                                        ===================


                                      GENERAL ELECTRIC INSURANCE PLAN TRUST


                                      By: GE Asset Management Incorporated, its
                                          Investment Manager

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 14 OF 18 PAGES
=====================                                        ===================

                                                                      Schedule V

                        EMPLOYERS REINSURANCE CORPORATION

The business address of each of the persons listed below is c/o Employers Reinsurance Corporation, 5200 Metcalf Avenue, Overland Park, KS 66202-1296.

Directors                     Present Principal Occupation
---------                     ----------------------------

John Attey                    Senior Vice President

Samira Barakat                Senior Vice President

Mark Elborne                  Executive Vice President, General Counsel &
                              Secretary

John Narvell                  Senior Vice President & Chief Actuary

Jeanne Mason                  Senior Vice President

Marc Meiches                  Executive Vice President

Ronald Pressman               Chairman of the Board, President & Chief Executive
                              Officer

Bill Steilen                  Senior Vice President - Finance


                           Citizenship of all Officers
                           ---------------------------

                           Mark Elborne United Kingdom
                              Samira Barakat Egypt
                                All Others U.S.A.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 15 OF 18 PAGES
=====================                                        ===================

Officers                      Present Principal Occupation
--------                      ----------------------------

Pressman, Ronald R.           Chairman of the Board, President & Chief Executive
                              Officer

Elborne, Mark E.M.            Executive Vice President, General Counsel &
                              Secretary

Meiches, Marc A.              Executive Vice President

Agar, Richard K.              Senior Vice President

Attey, John W.                Senior Vice President

Barakat, Samira               Senior Vice President

Davison, Dean H.              Senior Vice President

Mason, Jeanne K.              Senior Vice President

Narvell, John C.              Senior Vice President & Chief Actuary

O'Donnell, William J. III     Senior Vice President

Royals, Robin C.              Senior Vice President

Steilen, William J.           Senior Vice President - Finance

Sterneck, Robin P.            Senior Vice President

Wright, Shane M.              Senior Vice President & Chief Financial Officer

Atkinson, Roger A.            Vice President & Chief Reserving Actuary,
                              Commercial Insurance

Bachelor, Alex B.             Vice President & Associate General Counsel

Baker, Kathryn J.             Vice President & Associate General Counsel

Bassi, David                  Vice President

Barry, Richard                Vice President

Borst, Peter N.               Vice President

Bradley-Coar, Alfreda         Vice President

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 16 OF 18 PAGES
=====================                                        ===================

Brandt, Kenneth W.            Vice President

Brightwell, Ethel M.          Vice President

Brownfield, Richard S.        Vice President

Carroll, Timothy W.           Vice President

Cole, James L.                Vice President

Cooper, Jeffrey J.            Vice President

Don, Irwin                    Vice President

Donnell, William E.           Vice President

Dunigan, Clifford E.          Vice President

Filsinger, Dale E.            Vice President & Chief Reserving Actuary, Life

Franklin, Darrell E.          Vice President

Frye, John                    Vice President

Haake, Charles W.             Vice President

Hill, Anthony D.              Vice President

Hunter-Blank, Lawrence D.     Vice President

Jacobs, Philip M.             Vice President - Taxes

Johnson, Paul T.              Vice President

Jones, Robert A.              Vice President

Kehrwald, Frank J.            Vice President & Associate General Counsel

Kelner, Steven A.             Vice President & Chief Reserving Actuary, Global
                              P&C

Lineberger, Brian K.          Vice President

Mormino, Anthony J.           Vice President

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 17 OF 18 PAGES
=====================                                        ===================

Newkirk, David G.             Vice President & Associate General Counsel

Nickerson, Peter R.           Vice President

O'Brien, Duncan               Vice President

Pachyn, Karen A.              Vice President

Peduto, Robert M.             Vice President

Peters, Ronald D.             Vice President - Ratings and Capital Management

Pomeroy, Glenn A.             Vice President & Associate General Counsel

Powers, Thomas M.             Vice President

Robertson, Andrew G.          Vice President

Robson, K. Grant              Vice President

Ryder, Alan                   Vice President

Smith, Thomas A.              Vice President

Spicer, Bret A.               Vice President

Thompson, Ann                 Vice President, Associate General Counsel & Asst.
                              Sec.

Tom, Darlene P.               Vice President

Wolfe, Tina M.                Vice President

Zahnd, Craig C.               Vice President & Associate General Counsel

Holferty, Kenneth J.          Treasurer

Krogull, Kurt                 Controller

                          Citizenship of all Directors
                          ----------------------------

                           Mark Elborne United Kingdom
                              Samira Barakat Egypt
                                All Others U.S.A.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 18 OF 18 PAGES
=====================                                        ===================

                                                                     Schedule VI

                      GENERAL ELECTRIC INSURANCE PLAN TRUST

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.

Trustees                       Present Principal Occupation
--------                       ----------------------------

David B. Carlson               Executive Vice President of GEAM and Trustee of
                               GEPT and GEIPT

Michael J. Cosgrove            Executive Vice President of GEAM and Trustee of
                               GEPT and GEIPT

Ralph R. Layman                Executive Vice President of GEAM and Trustee of
                               GEPT and GEIPT

Alan M. Lewis                  Executive Vice President, General Counsel and
                               Secretary of GEAM and Trustee of GEPT and GEIPT

Robert A. MacDougall           Executive Vice President of GEAM and Trustee of
                               GEPT and GEIPT

John H. Myers                  Vice President of General Electric Company,
                               President and Chief Executive Officer of GEAM and
                               Trustee of GEPT and GEIPT

Judith A. Studer               Senior Vice President - International Equity
                               Portfolios and Trustee of GEPT and GEIPT

Donald W. Torey                Executive Vice President of GEAM and Trustee of
                               GEPT and GEIPT

John J. Walker                 Executive Vice President - Chief Financial
                               Officer of GEAM and Trustee of GEPT and GEIPT


                           Citizenship of All Trustees
                           ---------------------------

                                     U.S.A.